Exhibit 99.4

BUILDING SUSTAINABLE, HEALTHIER COMMUNITIES FOR LIFE

Sun Life Financial has a long-standing commitment to sustainability—to building sustainable, healthier communities for life. As part of that commitment, we strive to be accountable for our environmental interactions.

In an effort to help us reduce the amount of printed material produced, please consider receiving your investor information via the Internet.

It’s easy, convenient, secure and private. Follow these simple steps now:

• Go to www.proxyvote.com or use your smartphone to scan the QR code provided

• Enter the 16-digit control number from the enclosed Voting Instruction Form

• Vote and make your final submission

• Click on the “Enroll in Electronic Delivery” button

• Enter and verify your email address

• Create and verify your confidential PIN

• Confirm you have read the Description of Service

• Submit and you are done!

Life’s brighter under the sun

E-2-2015